EXHIBIT 99.2
2006 Annual report and 2007 Annual general meeting
Rio Tinto has today posted the following documents on its web site at http://www.riotinto.com/investors/reports.asp
•	2006 Annual report and financial statements;

•	2006 Annual review;

•	2007 Notices of Annual general meetings; and

•	2006 Sustainable development review
Rio Tinto plc has also today submitted these documents to the UK Listing Authority and they will shortly be available for inspection at the Document Viewing Facility which is situated at:
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Rio Tinto plc will hold its 2007 Annual general meeting in London on 13 April 2007 and
Rio Tinto Limited will hold its 2007 Annual general meeting in Perth, Western Australia, on 27 April 2007.
Rio Tinto will announce when its 2006 Annual report on Form 20-F, with the 2006 Financial statements including reconciliation to US accounting principles, has been filed with the United States Securities and Exchange Commission.
American Depositary Receipt holders can view Rio Tinto’s 2006 Annual report and financial statements, Rio Tinto plc’s 2007 Notice of meeting and, when filed, the 2006 Annual report on Form 20-F on the Rio Tinto web site at http://www.riotinto.com/investors/ADRs.asp
Hard copies of these documents can be obtained free of charge on request from the company secretaries, whose contact details are as follows:

The Company Secretary	The Company Secretary
Rio Tinto plc	Rio Tinto Limited
6 St James’s Square	120 Collins Street
London SW1Y 4LD	Melbourne, 3000
United Kingdom	Australia

For further information, please contact:
LONDON	AUSTRALIA
Media Relations	Media Relations
Christina Mills	Ian Head
Office: +44 (0) 20 8080 1306	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 408 360 101

Nick Cobban
Office: +44 (0) 20 8080 1305
Mobile: +44 (0) 7920 041 003

Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 418 933 792
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk